

July 11, 2013

Via Email
Patrick S. Shannon
Director
Allegion Public Limited Company
Earlsfort Centre
Earlsfort Terrace
Dublin 2
Ireland

> **Re:** **Allegion Public Limited Company**
> **Form 10-12B**
> **Filed June 17, 2013**
> **File No. 001-35971**

Dear Mr. Shannon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please file as soon as possible your exhibits such as the Separation and Distribution Agreement and other agreements with Ingersoll-Rand related to the spin-off. We will need adequate time to review and, if necessary, comment upon your disclosure regarding the agreements.

2. Please also discuss whether any agreements may be amended after distribution of your information statement and, if so, how the parties intend to communicate any material changes to holders of the spun-off securities. In this regard, we note your statement on page 33 that "changes may occur after [the date of the information statement] and neither

Ingersoll Rand nor [Allegion] undertake any obligation to update the information except in the normal course of our respective public disclosure obligations."

Exhibit 99.1

3. We note several blanks throughout the information statement. Please fill in these blanks as soon as possible so that we may review the changes; in particular we note your disclosure regarding material indebtedness should be filled-in and how such indebtedness may affect your liquidity should be more fulsome.

Prospectus Cover Page

4. Please advise us when you will obtain the tax opinion of Simpson Thacher, and whether you intend to file the opinion as an exhibit or an appendix to the filing.

Summary Business Description, page 1

Our Company, page 1

5. Please revise to briefly indicate in what way Allegion is a "leading" provider of security products and solutions, be it market share, revenues, or some other measurement.

Questions and Answers about the Spin-Off, page 2

What are Ingersoll Rand's reasons for the spin-off?, page 3

6. Please revise to address, as applicable, any risks, costs, or negative factors considered by the Board of Directors in connection with the proposed distribution.

What Indebtedness will Allegion have following the spin-off?, page 4

7. Please revise to briefly describe the terms of the indebtedness outstanding subsequent to the spin-off. Please clarify why Allegion will pay the net proceeds of the indebtedness incurred to Ingersoll Rand in connection with the spin-off, and how the figure was derived. Clarify whether the company's pre-spin-off intracompany debt will be eliminated in the spin-off. Please similarly revise in your "Liquidity" section at page 62, and quantify the amount of cash you intend to distribute, in addition to the net proceeds from the debt you will incur, to Ingersoll Rand.

Risks Related to our Indebtedness, page 13

The terms of our debt covenants could limit how we conduct our business and our ability to raise additional funds., page 13

8. Please revise to clarify, if true, that the terms of your debt covenants could likewise have implications for Allegion's dividend policy to shareholders.

In connection with our spin-off, Ingersoll Rand will indemnify us for certain liabilities, and we will indemnify Ingersoll Rand for certain liabilities., page 17

9. We note the absence of caps on the indemnification provisions under the various referenced agreements, and that the liabilities may be "significant." To the extent estimable, please provide quantified disclosure concerning the extent of these liabilities.

Cautionary Statement Concerning Forward-Looking Statements, page 23

10. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

U.S. Federal Tax Consequences of the Spin-Off, page 26

11. Please revise to confirm that your discussion addresses the material U.S. federal income tax consequences of the proposed distribution.

12. Please revise paragraph one of your disclosure on page 27 to clarify that the receipt of a tax opinion from Simpson Thacher is, like the receipt of an IRS Ruling, a condition waivable by the board.

Unaudited Pro Forma Condensed Combined Financial Statements, page 37

13. Please revise to provide the missing information as stated on page 37—the amount of debt that will be incurred, the amount of the cash distribution to Ingersoll Rand and the additional annual costs for the three functions disclosed as well as the cost of operating as an independent public company. Please reflect these in the pro forma combined financial statements and footnotes, as applicable. Further, please revise to provide complete information for adjustments (a), (b), (f), (g) and (i).

Quarterly Condensed Combined Financial Statements

Condensed Combined Statements of Comprehensive Income

14. Please revise to provide the complete statements of comprehensive income.

Management's Discussion and Analysis, page 52

15. In addition to the overall trends you discuss on pages 52 and 53, please revise to discuss the most significant business challenges that management expects to encounter in each segment over the next year and beyond as well as known demands or uncertainties that may affect the company's financial condition.

Liquidity and Capital Resources, page 62

16. Please revise here, and at page 102, to describe the material terms of the credit facility you intend to obtain.

17. Please advise whether you will file your new credit facility as an exhibit to your registration statement.

Compensation Discussion and Analysis, page 76

Certain Relationships and Related Party Transactions, page 103

18. Please revise to indicate when you intend to enter into and finalize the agreements summarized in the sections that follow. To the extent possible, please include quantified disclosure of amounts payable to Ingersoll Rand under the agreements. Similarly, please revise your MD&A to include quantified disclosure of the financial commitments you will have to Ingersoll Rand, ongoing or otherwise, in connection with the separation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga at 202-551-3385 or Ivette Leon at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri at 202-551-3310 or Paul Fischer at 202-551-3415 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director